Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Ordinary Shares, par value $0.0001 per share, of NorthStrive Acquisition Corp I. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 22, 2026

PMGC Holdings Inc.

	By:	/s/ Graydon Bensler
Name: Graydon Bensler
Title: Chief Executive Officer

NorthStrive Sponsor I LLC

	By:	/s/ Georgiy Kovalyov
Name: Georgiy Kovalyov
Title: Manager

/s/ Georgiy Kovalyov
Georgiy Kovalyov